UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 20, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Nebius Group N.V. (the “Company”) dated May 20, 2025, announcing the Company’s unaudited consolidated financial results for the first quarter ended March 31, 2025.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a Letter to Shareholders of the Company dated May 20, 2025.

Furnished as Exhibit 99.3 to this Report on Form 6-K is an Investor Presentation of the Company dated May 20, 2025.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated May 20, 2025, announcing the Company’s unaudited consolidated financial results for the first quarter ended March 31, 2025.
99.2	Letter to Shareholders of the Company dated May 20, 2025
99.3	Investor Presentation of the Company dated May 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: May 20, 2025	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel